UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                         (Amendment No. __________)*

                             Cel-Sci Corporation
-----------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.01 par value per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 150837 40 9
                            --------------------
                               (CUSIP Number)

                               March 21, 2000
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Advantage Fund II Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]

     (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF          -0-

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER
                    1,568,570 shares of Common Stock (see Item 4(a))
OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER
                    1,568,570 shares of Common Stock (see Item 4(a))
WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,568,570 shares of Common Stock (see Item 4(a))
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.68% (see Item 4(a))
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*
     CO
_____________________________________________________________________________

     *SEE INSTRUCTIONS BEFORE FILLING OUT

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Genesee International, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]

     (b) [ ] (See Item 6)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           -0-

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER
                    1,568,570 shares of Common Stock (see Item 4(a))
OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER
                    1,568,570 shares of Common Stock (see Item 4(a))
WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,568,570 shares of Common Stock (see Item 4(a))

_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.68% (see Item 4(a))
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*
     CO
_____________________________________________________________________________

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Donald R. Morken
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]

     (b) [ ] (See Item 6)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           -0-

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER
                    1,568,570 shares of Common Stock (see Item 4(a))
OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER
                    1,568,570 shares of Common Stock (see Item 4(a))
WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,568,570 shares of Common Stock (see Item 4(a))
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.68% (sese Item 4(a))
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     IN
_____________________________________________________________________________

Item 1(a).     Name of Issuer:
               Cel-Sci Corporation (the "Corporation").

Item 1(b).     Address of Issuer's Principal Executive Offices:
               8229 Boone Boulevard, Suite 802, Vienna, Virginia 22182.

Item 2(a).     Name of Person Filing:
               Advantage Fund II Ltd. ("Advantage")
               Genesee International, Inc. ("Genesee")
               Donald R. Morken ("Morken")

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               Advantage - C/O CITCO, Kaya Flamboyan 9, Curacao, Netherlands Antilles.
               Genesee - CITCO Building, Wickhams Cay, P.O.Box 662, Road Town, Tortola, British Virgin Islands.
               Morken - 10500 N.E. 8th Street, Suite 1920, Bellevue, Washington 98004-4332.

Item 2(c).     Citizenship:
               Advantage - British Virgin Islands.
               Genesee - Delaware.
               Morken - United States of America.

Item 2(d).     Title of Class of Securities:
               Common Stock, par value $.01 per share of the Company (the "Common Stock").

Item 2(e).     CUSIP Number:
               150837 40 9

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (a)  [ ]  Broker or dealer registered under Section 15 of the
                         Exchange Act;
               (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                         Act;
               (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act;
               (d)  [ ]  Investment company registered under Section 8 of the
                         Investment Company Act;
               (e)  [ ]  An investment advisor in accordance with Rule 13d-
                         1(b)(1)(ii)(E);
               (f)  [ ]  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);
               (g)  [ ]  A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);
               (h)  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
               (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
               (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.        Ownership.

               Provide the following information regarding the aggregate number and percentages of securities of the issuer identified in Item 1.

               (a)  Amount beneficially owned:*
                    1,568,570 shares of Common Stock.

               (b)  Percent of class:
                    7.68% (based on 20,415,706 shares of Common Stock
                         outstanding as of March 24, 2000 as reported in the Company's S-3/A filed by the Company on March 28,
                         2000).

               (c)  Number of shares to which such person has:

                    (i)  Sole power to vote or direct the vote:

                                        -0-

                    (ii) Shared power to vote or direct the vote:
                         1,568,570 shares of Common Stock*


                    (iii) Sole power to dispose or to direct the disposition
                          of:

                                        -0-

                    (iv) Shared power to dispose or direct the disposition
                         of:
                         1,568,570 shares of Common Stock*

Item 5.        Ownership of Five Percent or Less of a Class.

                         N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

                         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on the Parent Holding Company.

                         N/A

-----------------
*
Shares beneficially owned reported as at close of business on March 30, 2000. Excludes 287,179 shares of Common Stock issuable upon exercise of a warrant issued to Advantage on December 8, 1999 which restricts Advantage's ability to exercise it to the extent that such exercise would result in Advantage owning, together with any affiliate thereof, in excess of 4.999% of the outstanding shares of Common Stock following such exercise.

Item 8.        Identification and Classification of Members of the Group.

                         N/A

Item 9.        Notice of Dissolution of Group.

                         N/A

Item 10.  Certification.

          By signing below, the undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of March 31, 2000, by and among Advantage, Genesee and Morken.

                                                                    Exhibit I



                           JOINT FILING AGREEMENT

     This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the undersigned of the Common Shares, $.01 par value per share, of Cel-Sci Corporation, a Colorado corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of March 31, 2000.


                    ADVANTAGE FUND II LTD.

                    By:  GENESEE INTERNATIONAL, INC.
                         As General Manager

                         /s/ Donald R. Morken
                         ----------------------------
                         By: Donald R. Morken
                         Title: President



                    GENESEE INTERNATIONAL, INC.

                    /s/ Donald R. Morken
                    ---------------------------------
                    By: Donald R. Morken
                    Title: President



                    DONALD R. MORKEN

                    /s/ Donald R. Morken
                    ---------------------------------

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                    By:  GENESEE INTERNATIONAL, INC.
                         As General Manager

                         /s/ Donald R. Morken
                         ----------------------------
                         By: Donald R. Morken
                         Title: President



                    GENESEE INTERNATIONAL, INC.

                    /s/ Donald R. Morken
                    ---------------------------------
                    By: Donald R. Morken
                    Title: President



                    DONALD R. MORKEN

                    /s/ Donald R. Morken
                    ---------------------------------